UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31811

Woori Bank1

(Exact name of registrant as specified in its charter)

51, Sogong-ro, Jung-gu, Seoul 04632, Korea

Tel: +82-2-2125-2337

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing three shares of Common Stock Common Stock, par value ~~W~~5,000 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

[1]

Effective as of January 11, 2019, Woori Financial Group Inc. (“Woori Financial Group”) was established as the financial holding company of Woori Bank, and Woori Bank became a wholly-owned subsidiary of Woori Financial Group, pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code (the “Stock Transfer”). In the Stock Transfer, holders of Woori Bank common stock transferred all of their shares to Woori Financial Group and in return received shares of the common stock of Woori Financial Group. The Stock Transfer constitutes a “succession” for purposes of Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such that the common stock of Woori Financial Group is deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a). This Form 15 relates solely to the common stock, American depositary shares representing such common stock and reporting obligations of Woori Bank under the Exchange Act. As the successor issuer to Woori Bank, Woori Financial Group will hereafter file reports under the Exchange Act with the U.S. Securities and Exchange Commission using the commission file number of Woori Bank (001-31811).

Pursuant to the requirements of the Securities Exchange Act of 1934, Woori Bank has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2019	By:	/s/ Won Duk Lee
	Name:	Won Duk Lee
	Title:	Executive Vice President